Exhibit 99.54

URANIUM ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2019 AND 2018

Independent auditor’s report

To the Shareholders of

Uranium Royalty Corp.

Opinion

We have audited the consolidated financial statements of Uranium Royalty Corp. [the “Company”], which comprise the consolidated statements of financial position as at April 30, 2019 and 2018, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Vancouver, Canada August 27, 2019

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Uranium Royalty Corp. Consolidated Statements of Financial Position (Expressed in Canadian dollars unless otherwise stated)

		As at April 30, 2019	As at April 30, 2018
	Notes	($)	($)
Assets
Current Assets
Cash		2,230,690	2,053,444
Short-term investments	4	28,508,793	-
Prepaids and other receivables		163,871	3,150
		30,903,354	2,056,594

Non-current Assets
Deposit for conditional purchase of royalties	5	669,400	-
Royalties and royalty options	5	13,038,270	125,000
		13,707,670	125,000

		44,611,024	2,181,594

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	12	543,545	103,565
Other payable	6	669,400	-
Loan payable	7	13,742,443	-
		14,955,388	103,565

Equity
Issued Capital	8	30,052,484	2,400,088
Warrant Reserves	8	2,024,255	-
Accumulated deficit		(4,141,626)	(322,059)
Accumulated other comprehensive income		1,720,523	-
		29,655,636	2,078,029
		44,611,024	2,181,594

Commitments (Note 14)

Subsequent events (Note 15)

Approved by the Board of Directors:

/s/ “Philip Williams”
Philip Williams Director

/s/ “Scott Melbye”
Scott Melbye Director

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp. Consolidated Statements of Loss and Other Comprehensive Loss (Expressed in Canadian dollars unless otherwise stated)

		For the year ended April 30,
	Notes	2019 ($)	2018 ($)
Expenses
Consulting fees		148,502	25,220
General and administrative		180,965	10,657
Management and chair fees	12	313,355	204,585
Professional fees		563,623	81,597
Project expenditures		134,452	-
Operating loss		(1,340,897)	(322,059)

Other items
Interest expense	6, 7	(3,679,264)	-
Unrealized gain on short-term investments	4	1,122,995	-
Net foreign exchange loss		(172,759)	-
Loss before taxes		(4,069,925)	(322,059)
Deferred income tax recovery	11	250,358	-
Net loss for the year		(3,819,567)	(322,059)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Unrealized gain on revaluation of short-term investments	4	1,854,507	-
Deferred tax on short-term investments	4	(250,358)	-
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		116,374	-
Total other comprehensive income for the year		1,720,523.00	-

Total comprehensive loss for the year		(2,099,044)	(322,059)

Net loss per share, basic and diluted		(0.13)	(0.03)

Weighted average number of shares, outstanding, basic and diluted		30,275,665	10,149,042

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Warrant Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at April 21, 2017
Issued capital		1	-	-	-	-	-
Balance at April 30, 2017		1	-	-	-	-	-
Private placement containing:
Common shares	8	13,820,000	2,435,000	-	-	-	2,435,000
Share issuance costs	8	-	(34,912)	-	-	-	(34,912)
Net loss for the year		-	-	-	(322,059)	-	(322,059)
Balance at April 30, 2018		13,820,001	2,400,088	-	(322,059)	-	2,078,029
Private placement containing:
Common shares	8	15,024,938	15,024,938	-	-	-	15,024,938
Share issuance costs	8	-	(122,542)	-	-	-	(122,542)
Special warrants		-	-	2,024,255	-	-	2,024,255
Cancellation of common share issued upon incorporation	8	(1)	-	-	-	-	-
Common shares issued to acquire royalties and royalty options	5	12,750,000	12,750,000	-	-	-	12,750,000
Net loss for the year		-	-	-	(3,819,567)	-	(3,819,567)
Total other comprehensive income		-	-	-	-	1,720,523	1,720,523
Balance at April 30, 2019		41,594,938	30,052,484	2,024,255	(4,141,626)	1,720,523	29,655,636

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp. Consolidated Statements of Cash Flows (Expressed in Canadian dollars unless otherwise stated)

	For the year ended April 30,
	2019	2018
	($)	($)
Operating activities
Net loss before tax for the year	(4,069,925)	(322,059)
Items not involving cash		-
Interest expense	3,679,264	-
Unrealized gain on short-term investments	(1,122,995)	-
Net unrealized foreign exchange gain	(234,395)	-
Net changes in non-cash working capital items:
Prepaids and other receivables	(160,624)	(3,150)
Accounts payable and accrued liabilities	439,980	103,565
Cash used in operating activities	(1,468,695)	(221,644)

Investing activities
Investment in royalties and royalty options	(48,893)	(125,000)
Deposit on conditional purchase of royalties	(667,500)	-
Investment in short-term investments	(25,531,291)	-
Cash used in investing activities	(26,247,684)	(125,000)

Financing activities
Net proceeds from other payable	22,243,520	-
Net proceeds from loan payable	14,542,495	-
Repayment of other payable	(23,134,481)	-
Repayment of loan payable	(936,919)	-
Proceeds from private placement, net of issuance costs	16,926,651	2,400,088
Interest paid	(1,747,641)	-
Cash generated from financing activities	27,893,625	2,400,088

Net increase in cash	177,246	2,053,444
Cash
Beginning of year	2,053,444	-
End of year	2,230,690	2,053,444

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a private company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2, Canada.

2. Basis of Preparation

2.1 Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. They were authorized for issue by the Company’s board of directors on August 27, 2019.

2.2 Basis of presentation

The Company’s consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s consolidated financial statements are presented in Canadian dollars (“$” or “dollars”), which is the Company’s reporting currency and functional currency. All values are rounded to the nearest dollar except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollar using period end exchange rate as to assets and liabilities and average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

3. Significant Accounting Policies

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

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Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Royalties and royalty options

All direct costs related to the acquisition of royalties and royalty options are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

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Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Financial Instruments

The Company adopted IFRS 9 Financial Instruments effective May 1, 2018. The Company has applied IFRS 9 on a retrospective basis and was not required to restate prior periods. There are no differences between the previous carrying amounts and the carrying amounts at the date of initial application of IFRS 9.

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. The Company’s financial instruments consist of cash, short-term investments, accounts payable and accrued liabilities, other payable and loan payable. All financial instruments are initially recorded at fair value and designated as follows:

Cash is classified as financial assets at amortized cost. Accounts payable and accrued liabilities, other payable and loan payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method.

Investments in ordinary shares are held for strategic purposes and not for trading. The Company classified these investments as fair value though other comprehensive income (“FVTOCI”). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income. Cumulative gains and losses are not subsequently reclassified to profit or loss. Transaction costs on initial recognition of financial instruments classified as FVTOCI and other financial liabilities are recognized at the fair value amount and capitalized or offset against the related financial liabilities when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

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Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.

The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the financial statements is included in the following notes:

●	Note 2 – determination of functional currency.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment is included in the following notes:

●	Note 5 – fair value of royalties and royalty options; impairment testing: key assumptions underlying the recoverable amounts; and
●	Note 11 – recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

Standards issued but not yet effective

Certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

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Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019. The Company plans to adopt the new standard on May 1, 2019. The Company is in the process of assessing the impact of IFRS 16 on the consolidated financial statements.

4. Short-term Investments

	As at April 30, 2019	As at April 30, 2018
	($)	($)

Investment in ordinary shares of Yellow Cake PLC
Additions	25,531,291	-
Fair value adjustment at initial recognition	1,122,995	-
Fair value adjustment due to foreign exchange rate change	123,487	-
Fair value adjustment due to share price change	1,731,020	-
Fair value, at the end of the year	28,508,793	-

On June 7, 2018, as amended on June 28, 2018, the Company entered into a subscription agreement with Yellow Cake PLC (“Yellow Cake”) in relation to the subscription for 7,600,000 ordinary shares of Yellow Cake for $26.4 million (US$20 million). The Company was entitled to a commitment fee of approximately $1 million (US$0.75 million). Pursuant to the subscription agreement, the investment amount, net of the commitment fee, paid by the Company to Yellow Cake was $25.4 million (US$19.25 million). The subscription of Yellow Cake’s ordinary shares was conditional upon, among other things, the admission of Yellow Cake’s ordinary shares to trading on Alternative Investment Market (“AIM”) of the London Stock Exchange (“Admission”). The offering price of Yellow Cake’s ordinary shares was $3.47 (GBP 2) per share (the “Offering Price”). On July 5, 2018, Yellow Cake’s ordinary shares started trading on AIM.

Pursuant to the subscription agreement, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide (“U308”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U308. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. In addition, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U308 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

On initial recognition, the Company recognized an unrealized gain in the profit and loss of approximately $1 million, being the difference between the fair value of Yellow Cake’s ordinary shares based on the Offering Price of approximately $26.4 million, and the Company’s net investment amount of $25.4 million. The Company capitalized transaction costs of $0.1 million on initial recognition of the short-term investments.

During the year ended April 30, 2019, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $1,854,507 (2018: $Nil) and deferred income tax expense of $250,358 (2018: $Nil) in other comprehensive income, respectively.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan (Note 7).

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Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2017	-	-	-
Additions	-	125,000	125,000
Balance, as at April 30, 2018	-	125,000	125,000
Additions	12,038,755	760,138	12,798,893
Foreign currency translation	114,377	-	114,377
Balance, as at April 30, 2019	12,153,132	885,138	13,038,270

	April 30,	April 30,
	2019	2018
	($)	($)
Diabase project	125,000	125,000
Langer Heinrich project	760,138	-
Anderson project	7,656,473	-
Slick Rock project	3,038,283	-
Workman Creek project	1,458,376	-
Total	13,038,270	125,000

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), of which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence on the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i)	$125,000 at closing of the transaction (paid on February 7, 2018); and
(ii)	$1,750,000 on or before the date that is four years after the closing of the transaction.

Anderson, Slick Rock and Workman Creek Projects

On August 20, 2018, the Company entered into a royalty purchase agreement (the “Royalty Purchase Agreement”) with UEC in connection with the purchase of a one percent (1%) net smelter return royalty (the “Royalties”) for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project. Pursuant to the Royalty Purchase Agreement, the wholly owned subsidiary of the Company purchased the Royalties by issuing 12,000,000 common shares of the Company (the “Consideration Shares”) to UEC. The aggregate purchase price and transaction cost for the purchase of the Royalties was fair valued at $12,038,754, of which $7,584,415, $3,009,689, and $1,444,650 was allocated to the Anderson project, Slick Rock project, and Workman Creek project, respectively, on initial recognition. The transaction was closed on December 4, 2018.

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Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects (continued)

The Consideration Shares are subject to escrow provisions as set out in the Royalty Purchase Agreement and will be released from escrow as follows:

a) one-third (1/3) 6 months after the Company’s common shares are listed on the TSX Venture Exchange or other stock exchange in Canada (the “Listing Date”),

b) one-third (1/3) 12 months after the Listing Date, and

c) one third (1/3) 18 months after the Listing Date.

Langer Heinrich Project

On November 23, 2018, the Company entered into an agreement (the “Langer Heinrich Agreement”) with Mega Uranium Ltd., a shareholder of the Company, and Mega Royalty Holdings Pty Ltd Acn 166 287 261 (collectively referred to as “Mega”), of which Mega granted an option (the “Langer Heinrich Option”) to the Company to purchase a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia. The Company issued 750,000 common shares (the “Option Shares”) to Mega in payment of the Langer Heinrich Option. The aggregate purchase price and transaction cost for the Langer Heinrich Option was fair valued at $760,138. The Langer Heinrich Option is exercisable for a period of three years at the Company’s sole discretion. Upon exercising of the Langer Heinrich Option, the Company would be required to make a final payment to Mega of $1,625,000, which will be satisfied by cash or a combination of cash and common shares of the Company at the Company’s election, provided that the Company’s common shares are listed and trading on a Canadian stock exchange at the time of exercise.

The Option Shares are subject to escrow provisions as set out in the Langer Heinrich Agreement and will be released from escrow as follows:

a) one-third (1/3) 6 months after the Listing Date,

b) one-third (1/3) 12 months after the Listing Date, and

c) one-third (1/3) 18 months after the Listing Date.

On June 26, 2019, the Company entered into an amendment to the Langer Heinrich Agreement with Mega whereby the parties agreed to permit the Company to issue special warrants (the “Option SW”) if the Company’s common shares are not listed and trading on a Canadian stock exchange at the time of exercise the Langer Heinrich Option. Each Option SW is priced at $1.20 and entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in Ontario or the Company becomes a reporting issuer pursuant to a going public transaction; and (ii) four months and a day after the date of issuance of the Option SW. The Option SW issuable and any common shares issuable on the deemed exercise of the Option SW will be subject to a hold period of four months from the date of issuance of the Option SW unless such securities become freely-trading prior to the end of the hold period as a result of a final long form prospectus filed by the Company in Ontario.

On June 26, 2019, the Company exercised the Langer Heinrich Option and issued 1,354,167 Option SW to Mega.

13

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options (continued)

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On March 5, 2019, the Company entered into an asset purchase agreement with Westwater Resources Inc. (“Westwater”). Pursuant to the terms of the agreement, the Company has agreed to acquire 4% net smelter return royalty on the Church Rock property, 30% net proceeds on a portion of royalty on the Dewey-Burdock property, 4% gross revenues royalty on a portion of the Lance property, 4% gross revenues royalty on a portion of the Roca Honda property and a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. (“Laramide”) from Westwater and its subsidiaries. The Laramide Promissory Note has a principal amount outstanding of $2.7 million (US$2.0 million) due on January 5, 2020. Interest thereunder is payable on a quarterly basis at a rate of 5% per annum, which may increase to 10% upon Laramide's decision regarding commercial production at the Church Rock project. The terms of the Laramide Promissory Note provide Laramide the option to satisfy up to 50% of the principal amount by issuing the holder common shares of Laramide at a price equal to the 20-day volume-weighted-average price of such shares on the Toronto Stock Exchange.

The total consideration payable by the Company under the agreement for such assets is $3.68 million (US$2.75 million), of which $0.7 million (US$0.5 million) was paid by the Company to Westwater upon entering into the agreement as a deposit for the conditional purchase of the royalties. The agreement may be terminated by Westwater in the event that the conditions for the benefit of the Company are satisfied or reasonably capable of being satisfied and the transaction is not completed prior to June 30, 2019. The agreement may also be terminated by either party if the transaction is not completed by July 31, 2019.

On June 28, 2019, the Company entered into an amendment agreement with Westwater whereby the parties agreed to paying an additional deposit of US$1 million and extending the closing date of the agreement to August 30, 2019. The Company paid the additional deposit of $1.3 million (US$1 million) on June 28, 2019.

Reno Creek Project

On April 24, 2019, the Company entered into a royalty purchase agreement with Pacific Road Resources Reno Creek Cayco 1 Ltd., Pacific Road Resources Reno Creek Cayco 2 Ltd, Pacific Road Resources Reno Creek Cayco 3 Ltd, Pacific Road Resources Reno Creek Cayco 4 Ltd and Reno Creek Unit Trust (collectively referred to as “Pacific Road”). Pursuant to the terms of the agreement, the Company has agreed to acquire a 0.5% net profit interest royalty on the Reno Creek property for a total consideration of $0.3 million (US$0.2 million), payable in cash on closing of the acquisition.

The Reno Creek property is wholly owned by UEC.

The agreement may be terminated by the parties if the transaction is not completed on or before June 30, 2019.

The Company is in the process of extending the closing date of the agreement with Pacific Road.

Roughrider Project

On April 26, 2019, the Company entered into royalty purchase agreements with the holders of the royalty on the Roughrider property (the “Vendors”). Pursuant to the terms of the agreements, the Company has agreed to acquire a 1.97% net smelter return royalty for a total consideration of $5,910,300, of which 50% is payable in cash and 50% is payable by the issuance of common shares of the Company at a price equal to the IPO price. The agreement may be terminated by the Company if the IPO is not completed by June 30, 2019, or by the representative of the Vendors if the transaction is not completed on or before August 15, 2019.

The Company is in the process of extending the closing date of the agreement with the Vendors.

14

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

6. Other Payable

On July 3, 2018, the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”). The Lenders agreed to make a non-revolving secured credit facility in a total amount of $23.1 million (US$17.5 million) (the “Credit Facility”) to the Company. The Credit Facility bears interest at a rate equal to 10% plus the greater of 3-month USD LIBOR and 1.5% per annum. The Company is required to prepay interest of 3% of the loan principal (“Additional Pre-Paid Interest”). Such Additional Pre-Paid Interest is in addition to and not credited against any other interest payable under the Credit Facility. Further, the Company will make an incentive payment of US$500,000 (the “Incentive Payment”) within one business day following the date the initial public offering (“IPO”) of the Company’s common shares is completed. The Incentive Payment will be satisfied by the issuance of one common share and one common share purchase warrant (the “Incentive Units”), with each warrant entitling the holder to acquire one common share of the Company at an exercise price of 115% of the IPO price. The number of Incentive Units issuable to Lenders shall be calculated based upon (i) value per common share equal to the IPO price less a discount of 10% (the “Discount”) and (ii) value per warrant determined using the Black-Scholes Model with a volatility of 30%, the 5-year U.S. Treasury risk-free interest rate, a duration of 1,825 days, and shall be rounded up or down to the nearest 100,000 Incentive Units. The Credit Facility was secured by a security interest over all of the Company’s property including the pledge of Yellow Cake’s ordinary shares.

In the event the Company issues any equity instruments or convertible instruments for cash, the Company shall prepay in an amount equal to 75% of cash proceeds from the issuance of such instruments, plus all accrued and unpaid interest that the Company would have been required to pay on the principal from the date of prepayment to the maturity date on December 31, 2018. In addition, the Company may voluntarily prepay the outstanding balance of the Credit Facility, including the principal plus all accrued and unpaid interest, fees and other costs owed under the Credit Facility, in whole or in part. The Company shall also make a payment equal to the amount of interest that the Company would have been required to pay on the principal being prepaid during the period commencing on the date of such prepayment to the maturity date on December 31, 2018 had such prepayment not been made.

On December 31, 2018, the Company repaid the Credit Facility in full, except that the Company has continuing obligations to make the Incentive Payment. The Incentive Payment will be subject to the same terms and conditions in the Credit Agreement, except for the amendment of the Discount to 15% and the extension of the date of the IPO to April 30, 2019. All security interests held by the Lenders were released and discharged on December 31, 2018.

On April 30, 2019, the Company entered into an amendment agreement with the Lenders, of which IPO is defined as an initial public offering of the Company’s common shares with a concurrent listing on the TSX Venture Exchange or other Canadian stock exchange (collectively referred to as the “Exchange”), or a transaction which provides holders of common shares of the Company with liquidity comparable to that of an initial public offering of common shares with a concurrent listing on the Exchange, including a reverse take-over, merger, arrangement, take-over bid, insider bid, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or similar transaction or other combination with a public corporation. Further, the date of the IPO is extended to August 30, 2019.

As at April 30, 2019, Incentive Payment of $669,400 (2018: $Nil) is recorded as other payable on the consolidated statements of financial position.

15

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

6. Other Payable (continued)

The following outlines the movement of the Credit Facility during the year ended April 30, 2019:

	US$	$

Initial draw-down	17,525,773	23,125,257
Less: transaction costs and up-front fees	(668,441)	(881,737)
Interest expense	2,270,161	3,005,919
Interest paid	(1,101,720)	(1,455,208)
Principal repaid	(17,525,773)	(23,134,481)
Unrealized foreign exchange loss	-	9,650
Balance, as at April 30, 2019	500,000	669,400

7. Loan Payable

On December 31, 2018, as amended on January 10, 2019, the Company entered into a Margin Loan Agreement (the “Loan Agreement”) with a bank for a margin loan of $15 million (US$11,002,000) (the “Margin Loan”). The proceeds of the Margin Loan were used by the Company to repay the Credit Facility and the excess amount of the Margin Loan, after costs and expenses, had been remitted to the Company for general corporate purposes. The maturity date under the Loan Agreement is the earlier of: (i) April 30, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. The Margin Loan bears an interest at a rate of 3-month USD LIBOR plus 5% per annum. The Margin Loan is subject to customary margin requirements, with margin calls being triggered in the event that the loan-to-value ratio is at or above 57.5%. The Company granted to the bank a first priority security interest in the Yellow Cake ordinary shares, which had been deposited in a collateral account with a custodian, and on any cash or Government Debt credited to the collateral account. The Company agreed to pay a one-time facility fee equal to 1.5% of the Margin Loan. The Company may voluntarily pre-pay the outstanding amount under the Margin Loan, subject to the payment of a fee equal to the aggregate of interest breakage costs and funding breakage costs as defined in the Loan Agreement.

On April 25, 2019, the Company entered into a Second Amendment to the Margin Loan Agreement, of which the maturity date of the Margin Loan is amended to the earlier of: (i) June 28, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. On April 25, 2019, the Company made a partial principal repayment of the Margin Loan in the amount of $0.9 million (US$0.7 million) and paid an amendment fee in the amount of $0.1 million (US$0.1 million) to the bank.

On June 28, 2019, the Company entered into a Third Amendment to the Margin Loan Agreement, of which the maturity date of the Margin Loan is amended to the earlier of: (i) December 30, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. On June 28, 2019, the Company made a partial principal repayment of the Margin Loan in the amount of $0.5 million (US$0.4 million) and paid an amendment fee in the amount of $0.2 million (US$0.1 million) to the bank.

16

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

7. Loan Payable (continued)

The following outlines the movement of the Margin Loan during the year ended April 30, 2019:

	US$	$

Initial draw-down	11,002,000	14,981,423
Less: transaction costs and fees	(324,070)	(438,928)
Interest expense	505,692	673,345
Interest paid	(219,055)	(292,433)
Principal repaid	(699,820)	(936,919)
Foreign exchange gain	-	(244,045)
Balance, as at April 30, 2019	10,264,747	13,742,443

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value. The following outlines the movements of the Company’s issued capital:

	Issued Capital
	Number of Common Shares	Amount ($)
Balance, as at April 21, 2017	-	-
Common share issued upon incorporation	1	-
Balance, as at April 30, 2017	1	-
Common shares issued at $0.10 per share	9,000,000	900,000
Common shares issued at $0.25 per share	3,500,000	875,000
Common shares issued at $0.50 per share	1,320,000	660,000
Share issuance costs	-	(34,912)
Balance, as at April 30, 2018	13,820,001	2,400,088
Common shares issued at $1.00 per share	15,024,938	15,024,938
Share issuance costs	-	(122,542)
Common shares issued to acquire royalties and royalty options	12,750,000	12,750,000
Cancellation of common share issued upon incorporation	(1)	-
Balance, as at April 30, 2019	41,594,938	30,052,484

The Company issued one common share at $0.10 per share upon incorporation on April 21, 2017. Such common share was cancelled on October 2, 2018.

The common shares issued pursuant to the subscription agreements at $0.10 per share will be held under an escrow agreement and will only be released from escrow as follows:

a) one-third (1/3) 24 months after the Listing Date,

b) one-third (1/3) 30 months after the Listing Date, and

c) one-third (1/3) 36 months after the Listing Date.

17

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.1 Common Shares (continued)

The common shares issued pursuant to the subscription agreements at $0.25 per share will be held under an escrow agreement and will only be released from escrow as follows:

a) one-third (1/3) 6 months after the Listing Date,

b) one-third (1/3) 12 months after the Listing Date, and

c) one-third (1/3) 18 months after the Listing Date.

The common shares issued pursuant to the subscription agreements at $0.50 per share and at $1.00 per share will be held under an escrow agreement and will only be released from escrow 6 months after the Listing Date.

The common shares issued to acquire royalties and royalty options are subject to escrow provisions as described in Note 5.

8.2 Warrant Reserves

On March 18, 2019, the Company completed a private placement of 1,349,503 special warrants of the Company for gross proceeds of $2,024,255. Each special warrant entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in each of the provinces and territories of Canada in which the holders of special warrants reside or the Company becomes a reporting issuer pursuant to a going public transaction (as defined in the subscription agreement); and (ii) four months and a day after the closing of the private placement.

The following outlines the movements of the Company’s special warrants:

	Reserves
	Number of Special Warrants	Amount ($)
Balance, as at April 30, 2018	-	-
Special warrants issued at $1.50 per warrant	1,349,503	2,024,255
Balance, as at April 30, 2019	1,349,503	2,024,255

On July 19, 2019, the Company issued 1,349,503 common shares as a result of the deemed exercise of the special warrants.

9. Capital Risk Management

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalties and royalty options, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At April 30, 2019, the Company’s capital structure consists of the equity of the Company (Note 8). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

18

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

10. Financial Instruments

The Company’s financial assets include cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, other payable and loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
April 30, 2019
Financial Assets
Cash	2,230,690	-	-	2,230,690
Short-term investments	28,508,793	-	-	28,508,793
Financial Liabilities
Other payable	-	669,400	-	669,400
Loan payable	-	13,742,443	-	13,742,443

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
April 30, 2018
Financial Assets
Cash	2,053,444	-	-	2,053,444

10.1 Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

19

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

10.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company’s ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2019. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company’s working capital as at April 30, 2019 was $15,947,966. The Company’s accounts payable and accrued liabilities, other payable, and loan payable are expected to be realized or settled, respectively, within a one-year period.

10.4 Commodity price risk

The Company’s profitability is dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

10.5 Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash as well as on its loan payable. The interest rate risk on the Company’s cash balances is minimal. The Company’s Margin Loan bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact to the net loss for the year ended April 30, 2019.

10.6 Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in British Pounds, and other payable and loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against British Pound on the short-term investments by 10% at April 30, 2019 would have an impact, net of tax, of approximately $2,466,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollar on the other payable by 10% would have an impact of approximately $58,000 on net loss for the year ended April 30, 2019. The impact of a Canadian dollar change against the U.S. dollar on the Margin Loan by 10% would have an impact of approximately $1,189,000 on net loss for the year ended April 30, 2019.

10.7 Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at April 30, 2019, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,466,000 on other comprehensive income.

20

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

11. Income Tax

The Company had no assessable profit for the years ended April 30, 2019 and 2018. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss for the years ended April 30, 2019 and 2018 is as follows:

	For the year ended April 30,
	2019 ($)	2018 ($)
Net loss for the year	4,069,925	322,059
Statutory rate	27.00%	26.33%
Recovery of income taxes at statutory rates	1,098,880	84,809
Non-deductible permanent differences	128,497	(2,166)
Income tax rate differences	-	2,092
Change in unrecognized deferred income tax assets	(977,019)	(84,735)
Tax recovery for the year	250,358	-

The significant component of the Company’s deferred tax assets and liabilities recognized are as follows:

	As at April 30, 2019 ($)	As at April 30, 2018 ($)
Deferred tax liabilities:
Excess of accounting value of short-term
investments over tax value	(401,963)	-
Deferred tax assets:
Non-capital losses and capital losses for carry-forward	401,963	-
	-	-

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at April 30, 2019 ($)	As at April 30, 2018 ($)
Non-capital loss carry-forward	2,303,405	320,817
Financing costs	1,786,471	27,929
Unrecognized deferred income tax assets	4,089,876	348,746

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not those assets will be realized in the near future. The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses of $320,817 and $3,389,122 in Canada will expire on April 30, 2038 and 2039, respectively.

12. Related Party Transactions

12.1 Related Party Transactions

During the year ended April 30, 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described in Note 5.

21

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

12. Related Party Transactions (continued)

12.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the year ended April 30, 2019 and 2018, comprised of:

12.2 Transactions with Key Management Personnel (continued)

	For the year ended April 30,
	2019	2018
	($)	($)
Chief Executive Officer (1)	176,875	204,585
Chief Financial Officer (2)	70,000	-
Chairman (3)	66,480	-
Total	313,355	204,585

(1)	Management fee of $176,875 (2018: $204,585) for the year ended April 30, 2019 represented salaries and other expenses incurred for services provided by a company controlled by the Company’s Chief Executive Officer, who is also a director of the Company. The amount payable to a company controlled by the Company’s Chief Executive Officer of $65,375 (April 30, 2018: $26,675) is included in the accounts payable and accrued liabilities as at April 30, 2019.

(2)	Management fee of $70,000 (2018: $Nil) for the year ended April 30, 2019 represented salaries for services provided by a company controlled by the Company’s Chief Financial Officer.

(3)	Chair fee of $66,480 (2018: $Nil) for the year ended April 30, 2019 was charged by a company controlled by the Chairman of the Company and the Chair of the Advisory Committee.

13. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is located in the United Kingdom, and the Royalties on uranium projects located in the United States, substantially all of the Company’s assets and liabilities are held within Canada.

14. Commitments

The Company has no material commitments other than those disclosed in Note 5.

15. Subsequent Events

In addition to Note 5, Note 7 and Note 8, the Company entered into the following transactions subsequent to April 30, 2019.

15.1 Office Lease

On May 16, 2019, the Company entered into an agreement for the lease of an office. The monthly fee is $2,500 and either party may terminate the agreement by giving 60 days prior written notice to the other party.

22

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated)

15. Subsequent Events (continued)

15.2.1 Private Placement of Special Warrants

On June 26, 2019, the Company issued 500,000 special warrants of the Company to Mega for gross proceeds of $750,000. Each special warrant entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in each of the provinces and territories of Canada in which the holders of special warrants reside or the Company becomes a reporting issuer pursuant to a going public transaction (as defined in the subscription agreement); and (ii) four months and a day after June 26, 2019.

15.2.2 Private Placement of Special Warrants

On August 26, 2019, the Company issued 1,333,334 special warrants of the Company to a fund affiliated to a former director of the Company for gross proceeds of $2,000,001. Each special warrant entitles the holder to acquire, on deemed exercise or exercise, units of the Company pursuant to the mechanism as detailed in (a) or (b) below, without payment of any additional consideration. Each unit is comprised of one common share of the Company and one common share purchase warrant entitling the holder to acquire an additional common share of the Company for a period of five years after the date of issuance thereof as follows:

(a)	upon completion of an initial public offering of the Company’s securities in Canada, each special warrant will be deemed exercised into units offered under such initial public offering, consisting of one common share of the Company and one common share purchase warrant of the Company, with each such warrant on the same terms as the warrants qualified for distribution under the prospectus related to such initial public offering. The number of units will be determined by dividing the subscription price for the special warrants by the offering price per unit under the initial public offering; or

(b)	at any time prior to a deemed exercise above for a period of six months following the date of issuance, the holder may exercise each special warrant, for no additional consideration, into one common share of the Company and one common share purchase warrant with an exercise price of $2.00 per share.

23